SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

A	1 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1043, of 10.19.2024 DEL-218 of 10.19.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND FORTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

On December 19, 2024, at 2:00 p.m., the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Company”) met in an electronic deliberation circuit, as called by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, §4, of the Company's Bylaws. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), took over the presidency of the proceedings, and the following Board Members were also present: ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences.

DEL-218/2024. Deliberation on interim dividends. RES 632, of 12/19/2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a deliberative proposal, in the decision of the Executive Board and in the supporting material, DECIDES.

1.	Approve the distribution of interim dividends in the amount of R$2,201,690,036.65, equivalent to R$0.862972093 per common share (ON), R$2.430751379 per preferred share A (PNA) and R$1.823063534 per preferred share B (PNB), based on 25% of the adjusted distributable net income of the result recorded in the 3rd quarter of 2024, being.

2.	Determine that the Vice-Presidency of Finance and Investor Relations initiate studies to establish a capital allocation methodology, which includes the possibility of paying quarterly interim dividends.

3.	Forward this matter to the Company's Fiscal Council for comment.

Deliberative quorum: Unanimously, in accordance with the Executive Board’s proposal (RES 632,

dated 12/19/2024).

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items discussed at this meeting is filed at the Company's headquarters. There being no further matters to be discussed regarding DEL 218/2024, the Chairman VFC declared the proceedings closed and instructed the Secretary of Governance to draw up and sign this Certificate. The other resolutions taken at this meeting were omitted from this certificate, as they concern interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of confidentiality, in accordance with the "caput" of article 155 of the Corporations Law, and are therefore outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were VICENTE FALCONI CAMPOS (VFC), ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL).

Rio de Janeiro, December 19, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.